UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Claros Mortgage Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18270D106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 18270D106	Page 2 of 7

1	NAMES OF REPORTING PERSONS Beaverhead Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,126,917 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,126,917 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,126,917 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON OO

(1)	Represents 15,126,917 shares of common stock, par value $0.01 per share (“Public Shares”), of Claros Mortgage Trust, Inc. (the “Issuer”).

CUSIP: 18270D106	Page 3 of 7

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,126,917 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,126,917 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,126,917 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON CO

(1)

Represents 15,126,917 Public Shares held by Beaverhead Capital, LLC. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of Beaverhead Capital, LLC. Beneficial ownership is presented excluding non-voting preferred equity securities.

CUSIP: 18270D106	Page 4 of 7

Item 1(a). Name of Issuer: Claros Mortgage Trust, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: c/o Mack Real Estate Credit Strategies, L.P, 60 Columbus Circle, 20th Floor, New York, NY 10023

Item 2(a). Name of Person Filing:

Beaverhead Capital, LLC. (“Beaverhead Capital”)

Koch Holdings, LLC (“Koch Holdings”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, par value $0.01 per share (“Public Shares”).

Item 2(e).CUSIP No.: 18270D106.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 133,433,487 Public Shares outstanding as of the close of business on December 3, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 16, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Beaverhead Capital is beneficially owned by Koch Holdings, and Koch Industries is the Manager of Koch Holdings.

Koch Industries and Koch Holdings may be deemed to beneficially own the Public Shares held by Beaverhead Capital by virtue of Koch Industries’ appointment as manager of Koch Holdings and Koch Holdings’ beneficial ownership of Beaverhead Capital. The filing of this Schedule 13G shall not be construed as an admission that Koch Holdings or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

CUSIP: 18270D106	Page 5 of 7

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP: 18270D106	Page 6 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

Beaverhead Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

CUSIP: 18270D106	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement